Exhibit 4.9

REMUNERATION POLICY 2021

approved at our general meeting of 11 May 2021

1.INTRODUCTION AND KEY PRINCIPLES
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attract, retain and motivate superior talent to serve on our senior leadership team by offering market competitive remuneration packages that are strategically aligned in the regions in which we operate;
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promote long-term value creation over short-term success through co-ownership of our business in the form of share based incentives and encourages effective risk management in line with the company's risk appetite;
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offer variable remuneration components to our executive leaders based on the achievement of challenging short-term goals that are specifically designed to support our long term business objectives and our core values.

1.1.4.

In accordance with Dutch law, this policy applies to our statutory directors, being our executive director(s) our non-executive directors. However, the remuneration packages set for our executive management team and lower-level company personnel follow the same principles set out in this remuneration policy for our executive director(s). The remuneration set for our senior management is based also on the executive compensation principles of this remuneration policy and, like the remuneration for our executive and non-executive directors, is approved by our board of directors upon the recommendation of our remuneration and nomination committee.

1.1.5.

This policy will evolve and be updated from time to time to align with the development of our company into a fully integrated, global biopharmaceutical company. Any proposed amendments will be subjected to the approval of our general meeting as set out in section 4.

1.2.

ENSURING COMPETITIVENESS, FAIRNESS AND BROAD SUPPORT FOR OUR REMUNERATION PRACTICES

1.2.1.

In determining the remuneration packages offered to our directors we perform benchmarking exercises to ensure that the remuneration offered by us is competitive and in line with market practice. We annually review the ratio between our Chief Executive Officer's remuneration package and that of our median

1.1. GOAL OF THIS REMUNERATION POLICY, OUR MISSION AND VALUES

1.1.1.
Our mission is to transform patients’ lives by providing them with life-changing medicines which build on scientific breakthroughs in immunology. To achieve our mission, we will need to be successful across a range of challenging activities in an extremely competitive environment. This includes the discovery, research, and development of highly innovative pharmaceutical product candidates, entering into and maintaining successful collaborations with key industry experts across the globe, managing our limited resources in a disciplined manner to enable us to progress our products all the way through to regulatory approval, and finally to successfully commercialize our products by bringing our innovative therapies to patients in need.
1.1.2.
We strongly believe our long-term success depends on our ability to attract and retain exceptionally talented people focused on the execution of our business objectives while promoting and upholding our identity and core values along the way. Our core values are:
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Co-Creation. We create through collaboration.
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Humility. We listen to patients and their communities.
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Excellence. We live by our reputation for data-driven decision-making.
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Empowerment. We build our people based on strengths to benefit the broader team.
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Innovation. We live to innovate and do so at every step.

1.1.3.

Our remuneration policy is designed to support our mission, our identity, and our core values. We believe in the intrinsic motivation of our entire team to contribute to our mission and we know that maximum alignment between the interests of our senior leadership team and our stakeholders is supportive of our long-term success. This policy allows us to:

employee remuneration package, report our remuneration practices (including pay ratios) to our shareholders and discuss the application of our remuneration policy in the previous year. We are committed to being transparent about our remuneration practices and seeking meaningful dialogue with our stakeholders to help us continually improve the quality of our disclosures.

1.2.2.

Any decision to set or change the remuneration level of executives and non-executive directors is based on a recommendation from our remuneration and nomination committee. The committee substantiates why its recommendations are competitive, reasonable, and fair, on the basis of:

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the unique talents and expertise of the individual concerned and the value they bring to the company,
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external benchmarking activities against a pre-selected peer group of companies operating in the markets where we operate,
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the pay ratio's within the company, and
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the feedback from our shareholders and external stakeholders to date, securing continued public support for our remuneration policy and practices.

1.2.3.

Prior to establishing the remuneration packages for our senior executives and non-executives, our board of directors performs a scenario analysis to simulate the possible outcomes of the proposed remuneration to help ensure it correlates directly to the value of the individual's contributions to the company.

1.2.4.

We perform extensive external benchmarking against a representative reference group to ensure that fixed cash compensation amounts, variable cash compensation amounts, and equity incentive grants are fair, reasonable and competitive in the geographical markets where we operate. Our reference group consists of a group of European and US based integrated, commercial stage life science companies selected by an independent external remuneration expert for their comparability in terms of company size, activities, geographical spread, complexity, market capitalization, revenues and profitability. Considering the geographical spread of our core activities primarily over the EU and the US, the reference group contains both EU and US based companies to ensure our compensation levels are competitive in the relevant markets in which we compete for talent. Our benchmark data and reference group are reviewed and updated at least once every two years to ensure that the reference group we use is appropriate considering the aforementioned characteristics of the reference companies in comparison to us.

2.

EXECUTIVE DIRECTOR REMUNERATION

2.1.REMUNERATION PACKAGE COMPONENTS

The remuneration package for our executive director(s) consist of fixed cash compensation, variable cash and equity incentives and benefits.

2.2.FIXED CASH COMPENSATION

Fixed cash compensation is typically paid in monthly installments. Levels of compensation are determined based on a benchmarking exercise performed by an external company. The fixed cash compensation levels are set at or around the 50th percentile of US companies in our reference group for US based executives, and at or around the 75th percentile of EU companies in our reference group for EU based executives. The final determination of an executive director's fixed pay is made considering this benchmark, the individual's skills, experience and performance, the remuneration practices and conditions across the wider organization and our interactions with key stakeholders to secure broad public support for our remuneration practices.

2.3.VARIABLE CASH INCENTIVE

2.3.1.

Variable cash incentives are granted for achieving pre-determined specific performance targets. At the start of each financial year, the board of directors will determine the company's key priorities and will set specific, challenging performance targets in line with these priorities. The board of directors will determine the relative weight of each target and the metrics used for measuring their achievement.

The target variable cash incentive for our CEO shall be 60% of the fixed cash compensation if 100% of targets are achieved. In case of significant overachievement, the board of directors may decide to award higher variable pay to fairly reflect the individual's value contribution to the company, but the variable pay will not exceed 120% of the fixed cash compensation.

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2.3.2.

Financial performance targets relate to building the business and typically make up 60% of the overall variable cash incentive targets and are aimed at significantly progressing our product candidates toward market approval and ultimately to the generation sales and revenues to further enhance shareholder value and enable and support our further research and development activities. Financial goals are aimed at least at (a selection of) the following metrics:

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progressing our product candidates through specific stages of development and/or submitting applications for the marketing approvals for our products;
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entering into or successfully developing collaborations with third parties or achieving certain milestones under such collaborations;
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achieving (revenue generating or other) milestones under our collaborations with third parties and/or achieving other means of financing our business goals; and
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revenue, components of revenue, profit, cash flow from operations, growth, attributable profit, EBIT and/or other financial metrics, if and when we obtain marketing approval for one or more of our products.

Non-financial targets relate to building the organization and typically make up 40% of overall targets and are aimed at building and developing our organization into a sustainable, commercial stage, fully integrated global biopharmaceutical company in line with our identity and our core values. Non-financial goals typically include one or more of the following metrics:

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successfully hiring and/or developing key talent and building out new segments of our organization in line with our company's development stage and strategic goals;
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specific targets relating to supporting and promoting our company culture and promoting a 'tone at the top' that supports our identity and core values; and
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specific targets relating to building the company's reputation and brand value in support of our mission.

2.3.3.

Pay-out of variable cash incentives

Ultimately in the first calendar quarter following the year for which the targets were set, the board of directors will determine the extent to which the targets were met. Pay-out of the variable cash incentive will occur usually also in the first calendar quarter following the year for which the targets were set. We will report in our annual remuneration report an overview of the variable pay target set for the previous year as well as the extent to which they have been achieved and the corresponding variable remuneration that was paid in relation thereto.

2.3.4.Claw-back and value adjustments

In accordance with the Dutch Civil Code, we can partially or fully claim back any variable cash compensation paid to our executive director(s) to the extent that such variable cash compensation was paid out on the basis of erroneous information about the achievement of the performance targets underlying such variable cash compensation.

Furthermore, our board of directors may decide to adjust the total amount of variable remuneration payable upward or downward if the remuneration payable would otherwise not be fair or reasonable. This means also that our board of directors may decide to award an amount of the variable pay also if the corresponding performance target was not (fully) met, for example if the board of directors concludes that unforeseen external circumstances prevented the targets from being (fully) achieved.

2.4.EQUITY INCENTIVES

Our executive director(s) may receive annual grants of equity incentives, consisting of stock options and/or restricted stock units. The number of equity incentives granted to executive directors (stock options and/or restricted stock units under the argenx equity incentive plan) are fixed based on an equity incentive allocation scheme operated by us, with amounts based on a benchmarking exercise performed by an independent third party, with the aim to grant equity incentives at or around the 50th to 75th percentile of the US companies in our reference group.

Equity incentives granted by us are not readily tradeable by our executive director(s) and are subject to a multi-year vesting scheme. As a result, the overall value for the executive director(s) is directly correlative to the value created for the company's shareholders over the course of the vesting period, contributing to the nature of our equity incentives as a 'pay for performance' incentive.

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The key terms of these instruments are as follows:

persons outside our board of directors, including company employees. Upon recruiting new executive directors, the board of directors may decide to make an additional one-time sign-on grant of equity incentives if the board of directors deems this necessary to attract a specific highly qualified individual.

2.5.

BENEFITS

We offer our executive director(s) customary fringe benefits consisting of pension contributions, hospitalization and disability insurance, a severance arrangement and the use of a company car, phone and laptop.

2.6.

PAY MIX

The mix between fixed and variable remuneration components for our executive director for at least the last 3 years is available in our annual remuneration report, published on our website. The relative proportion of equity incentives in the total remuneration package depends largely on the evolution of our stock price. Evolutions in our stock price will cause the pay mix to differ per year, with a higher or lower value attributed to comparably sized equity packages.

2.7.

KEY AGREEMENT TERMS

2.7.1.

Other than the remuneration components described in this remuneration policy, contracts entered into by us with executive director(s) shall contain the following key provisions:

	Stock option	Restricted Stock Unit (RSU)
Term of non-exercised rights	Maximum 10 years from the date of grant.	Not applicable, RSU is settled within 3 months after vesting occurs.
Term during which executive director(s) may not exercise or transfer	3 years.	In function of 4 year vesting scheme.
Vesting scheme	3 years total. 12/36th after 1 year 1/36th each following month.	4 years total. 1/4th each anniversary of the date of grant.
Exercise price	Euronext closing price on the last trading day prior to the date of grant.	N/A
Accelerated vesting	In the event of a relevant transaction such as a change of control over the company; or In case of dismissal by the company without urgent cause.

Our goal in granting equity incentives is primarily to incentivize our executive director(s) to commit to our mission for the long term, and to enable the executive director(s) to profit from the successful creation of sustainable shareholder value. For this reason, options and RSUs granted to executive directors vest over time. Stock options may not be exercised within 3 years after they have been granted. Vesting is subject to the executive director's continued involvement with the company.

Per 2021 we will grant our executive director 50,000 stock options and 11,000 RSUs annually. These amounts may be adjusted based on our regular benchmarking exercises and considering developments in the composition of equity incentives offered by us to key

			Term	Indefinite
			Termination period / severance package	18 months for our CEO, 12 months for other executive director(s) (if any)
			Early retirement provisions	None

2.7.2.

We will prevent 'pay for failure' and will therefore not pay a severance arrangement in the event of seriously culpable or negligent behavior on the part of an executive director being dismissed. We will also not pay severance if the agreement is terminated at the initiative of the executive director, other than due to serious culpable conduct or neglect on the part of the company.

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3.

NON-EXECUTIVE DIRECTOR REMUNERATION

3.1.

FIXED REMUNERATION

Our non-executive directors receive a fixed remuneration for their services as a non-executive director, and may receive an additional remuneration for serving on special committees and/or for being chairperson of the board or any of its committees. As from 2021, the fees are as follows:

key persons outside our board of directors, including company employees.

Local Corporate Governance Codes & geographical expansion

We note that the 'best practices' and usages regarding granting equity incentives to non-executive directors vary significantly between the key jurisdictions in which we operate. The corporate governance code of the Netherlands applies to us and states that no equity incentives should be granted to non-executive directors. We conduct a significant part of our operations in Belgium. The Belgian corporate governance code requires that non-executive directors receive part of their remuneration in the form of shares, but not stock options. Our benchmarking confirms that offering equity incentives to non-executive directors in the form of options and/or shares is widely accepted market practice in the United States.

We believe it is in the interest of our stakeholders that we are equipped to recruit the talent on our board of directors proportionate to our international ambitions. For this reason we aligned our remuneration practices with those prevalent in the key markets in which we need to compete for talent. Considering specifically our significant activities in the United States and the specialized knowledge and experience needed on our board of directors to maximize our chances of success in this region, we need to align our remuneration practices for non-executive directors with the US companies in our reference group, meaning we will offer share options and/or restricted share units to our non-executive directors. We believe this is conscious and well-considered deviation from the Dutch Corporate Governance Code is required to serve our long-term global goals and ambitions.

Equity incentives granted by us are not tradeable by our non-executive director(s) and are subject to a multi-year vesting scheme. As a result, the overall value for the non-executive director(s) is directly correlative to the value created for the company's shareholders, contributing to the nature of our equity incentives as a 'pay for performance' incentive and stimulating our long-term value creation goals.

Board of Directors	Chairperson	€65,000
	Member	€35,000
Audit & Compliance committee / R&D committee	Chairperson	€15,000
	Member	€7,500
Remuneration & Nomination committee and Commercial committee	Chairperson	€10,000
	Member	€5,000

These amounts will be adjusted as necessary based on our regular benchmarking exercises to ensure that we continue to offer fair and competitive remuneration.

Fees for being on special committees of the board of directors serve as compensation for the significant additional time commitment and responsibilities that come with fulfilling these duties in addition to those generally required for serving as non-executive director on our board of directors. A non-executive director serving multiple committee positions will receive the appropriate additional compensation for each of these committee positions. Members of ad-hoc committees will not receive additional remuneration for their membership of such committees.

3.2.

COST REIMBURSEMENTS

Reasonable out-of-pocket (travel) costs incurred by non-executive directors in their duties are reimbursed by us.

3.3.

EQUITY INCENTIVES

Our non-executive director(s) may receive annual grants of equity incentives, consisting of stock options and/or restricted stock units, in an amount that is at or around the 50thth percentile of the US companies in our reference group. Per 2021 we will grant 2,700 stock options and 600 RSUs to each non-executive director. These amounts may be adjusted based on our regular benchmarking exercises and considering developments in the composition of equity incentives offered by us to

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The key terms of these instruments are as set out in section 2.4 above, except that there shall be no accelerated vesting of equity incentives granted to non-executive directors for being dismissed. Considering that non-executive directors are appointed for fixed terms, the vesting of equity incentives granted to non-executive directors shall not be subject to their continued status of board member and shall continue to vest after their appointment term ends, regardless of re-appointment.

4.

PROCESS FOR DETERMINING, REVISING AND APPLYING THE REMUNERATION POLICY

4.1.

DETERMINING THE REMUNERATION POLICY

Our remuneration policy and any revisions thereof are established by our general meeting with a 75% majority vote, at the proposal of our board of directors. If a newly proposed remuneration policy is not approved by our general meeting with the required majority, we are required by law to continue the remuneration practices and policies we then have in place, and to make a new remuneration policy proposal at the next general meeting. We will put our remuneration practices up for an advisory vote annually and will submit our remuneration policy to our shareholders for (renewed) approval every four years.

4.2.

DEVIATING FROM THE REMUNERATION POLICY

Our board of directors may in specific circumstances temporarily deviate from this remuneration policy, if deviation is deemed necessary to serve the long-term interests and sustainability of the company or to safeguard the viability of the company.

In case the Board intends to grant any remuneration in deviation from this Policy, the following procedural requirements apply:

(i)

the principles of this policy and its core objectives may not be deviated from, and specifically remuneration offered to any individual shall be based on the value that individual brings to the company, shall be competitive in the relevant markets where we compete for talent and shall for executives include a significant variable component linked to specific performance targets aligned with our company strategy, and that we will avoid pay-for-failure;

(ii)

unless the deviation is proposed by the remuneration and nomination Committee, the remuneration and nomination committee will be consulted on the necessity, extent, manner and proportionality of the proposed deviation and will be allowed sufficient time to deliberate the impact thereof;

(iii)

the deviation will be limited in time until the next scheduled meeting where we will propose any amendments to our policy as needed;

(iv)

we will report any deviations from this policy in our annual remuneration report delivered to our shareholders, and such report will include an overview of the key considerations for deviating from the policy and the expected duration of the deviation, and our shareholders will be asked to provide an advisory vote on our remuneration practices for the respective year; and

(v)

we will not deviate from section 1 and this section 4.

5.

KEY CHANGES TO OUR CURRENT (2017) POLICY

5.1.

MATERIAL CHANGES TO CURRENT REMUNERATION POLICY

This 2021 remuneration policy is based on the principles of the current (2017) policy, but is enhancing disclosure in order to further align with the Dutch implementation of the European Shareholder Rights Directive II. This new version will, except for changes to the equity incentive composition, not change the existing remuneration structure for the members of the board of directors and senior management but will provide further disclosure for the shareholders as required by Shareholder Rights Directive II. The main differences between the 2017 and 2021 remuneration policy are that we:

(i)

transition from offering only stock options to directors, to offering a mix of stock options and restricted stock units, in order to (a) to limit shareholder dilution and (b) remunerate in line with the market practice in our reference group;

(ii)

improved overall level of detail and transparency, specifically on variable pay targets, how the remuneration policy contributes to our mission, strategy, long term interests and sustainability and how it aligns with our core values and identity;

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(iii)included a description of the decision making process for establishing our remuneration policy; and

(iv)included as part of our policy the key contractual conditions offered to executive directors.

5.2.

HOW WE TOOK INTO ACCOUNT THE FEEDBACK FROM SHAREHOLDERS ON OUR PREVIOUSLY PROPOSED POLICY

At our 12 May 2020 general meeting we proposed a revised remuneration policy to our shareholders. At the meeting, 69,9% of our shareholders voted in favor of our new policy, whereas a 75% majority was required by law to approve the new policy. Consequently, we have continued our existing remuneration practices and policy and will propose this revised policy to our general meeting in 2021.

The following table shows the key topics on which we received negative feedback on our proposed 2020 policy, and how we took this feedback into account in drafting this 2021 remuneration policy:

and RSUs, significantly reducing the dilutive effect of the plan to our shareholders, and which we expect will ultimately enable us to decrease the incentive plan 'overhang' to below 10% of total share capital. We cannot stop granting equity incentives without becoming significantly impaired in our ability to compete for talent in the markets where we operate.

- Performed a new benchmark to ensure that our levels of equity compensation are competitive but not excessive.

		Exercisability of stock option grants in the first 3 years after the date of grant.	- Changed our practices in this regard, stock option grants to our statutory directors cannot be exercised within the first 3 years following the date of grant.
Area of concern	How we took this into account	Non-executive directors receive equity incentive grants, which deviates from the Dutch corporate governance code (2016).

Included a detailed explanation of the rationale behind our decision to continue granting equity incentives to non-executive directors, based on our need to be competitive in markets other than the Netherlands where this practice is common place and required to be and remain competitive.

Performance metrics for short-term variable remuneration not sufficiently disclosed.

- Provided significantly more detail on the type of performance targets we set, including an explanation of how they fit into our long term strategy.

- Will provide more detail retroactively on the performance targets set for each specific year in our annual remuneration report. This is not a part of this policy, which is intended to be applicable for a multi-year term.

No clear distinction between financial and non-financial targets.	Included significantly more detail and background on the different targets we set, including distinguishing explicitly between financial and non-financial targets.	Award levels under equity incentive plans are not tied directly to performance metrics.

Our equity incentive grants to executive directors and non-executive directors are level-based, meaning the number of instruments to be granted is pre-set. However, the value of these instruments depends entirely on the success of our senior leadership team to create long term value for shareholders implicitly and directly tying the value of these awards to successful performance of our leadership.

Dilution due to equity incentives exceeds 10% of total share capital.	- Implemented a new equity incentive plan moving from the granting of only stock options, to granting a blend of stock options

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